UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-40086

Alpha Compute Corp

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of Alpha Compute Corp (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 25, 2026, Alpha Compute Corp (the "Company") announced that it has regained compliance with the Nasdaq Stock Market’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). On March 2, 2026, Nasdaq’s Listing Qualifications Staff (the “Staff”) notified the Company that its Ordinary Shares had failed to maintain a minimum closing bid price of $1.00 per share over the previous 30 consecutive business days, as required by Nasdaq Listing Rule 5550(a)(2). The Staff has determined that, for the 11 consecutive business days from September 9, 2026 through September 23, 2026, the closing bid price of the Company’s Ordinary Shares was at or above $1.00 per share. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and the matter is now closed. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2026

ALPHA COMPUTE CORP

By:	/s/ Brittany Kaiser
Brittany Kaiser
Chief Executive Officer